NC

02 FEB 14 AM 8:41

GUS

Ref: PGC/klf

BEST AVAILABLE COPY

3 January 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
And Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

02015172

SUPPL

Dear Sir

<u>Exemption number 82-5017</u>

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 30 November 2001 to today's date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

DOCUMENTS PASSED TO SEC – 3 JANUARY 2002

COMPANIES HOUSE FILINGS			
•	6 December 2001	-	Forms 88(2) re allotment of shares
•	2 January 2002	-	Form 288a re board appointment
•	2 January 2002	-	Form 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS			
•	10 December 2001	-	Board appointment
•	21 December 2001	-	Mr Frank Newman
•	2 January 2002	-	Block Listing Returns

PAUL COOPER
3 JANUARY 2002

Company No
82 5017

02 FEB 14 AM 8:41

Ref: PGC/klf

6 December 2001

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose two Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name see attached list	Class of shares allotted	Number allotted
Address	ORDINARY	1450
UK Postcode		
Name Cazenove Nominees Ltd	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	7,612
LONDON		
UK Postcode EC2R 7AN		
Name CAZENOVE NOMINEES LTD	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	4,159
LONDON		
UK Postcode EC2R 7AN		
Name PARKER [illegible] LTD	Class of shares allotted	Number allotted
Address TOWERS PERRIN SHAREPLAN SERVICES LTD	ORDINARY	3,327
WYNDHAM COURT PRITCHARD STREET		
BRISTOL UK Postcode BS2 8RH		
Name CAZENOVE NOMINEES LTD	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	14,639
LONDON		
UK Postcode EC2R 7AN		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 5 DECEMBER 2001.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P. C. [illegible] [illegible] plc [illegible] HOUSE

[illegible] STREET MANCHESTER [illegible]

ESP/EX-C/E2480

Tel ~~01909 833895~~ 0161 277 [illegible]

DX number DX exchange

' EASE COMPLETE IN
.'ı .'PESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number: 146575

Company name in full: GUS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	11	2001	30	11	2001

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,450	29737	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	384p	375.7p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

: GUS PLC
: ORDINARY 25P SHARES

RIOD : FROM 17NOV01 TO 17NOV01

& ADDRESS DETAILS	SHARES ALLOTTED
ER WILLIAM /MR. RE	390
ANNE /MRS. E ROAD	20
QUI /MRS. E	130
JOHN S /MR. AY	130
HAM /MR. URT	234
A /MRS. STREET	130
WL /MRS. ARS AVE	130
NA /MRS. ES ROAD	156
CHAEL /MR. TON CHURCHILL PLACE S E	130
COUNTS : 9	1450

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	146575
Company name in full	GUS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,944		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	1,944
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris Date 5 DECEMBER 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P.C. Wood [illegible] plc Universal Music
Devonshire Street Manchester M60 1XA
ESP/EX-C/E2724 0161 277 4064 Tel ~~01903 833692~~
DX number DX exchange

SHARES ALLOTTED

: GUS PLC
: ORDINARY 25P SHARES

PERIOD : FROM 01DEC01 TO 01DEC01

AME & ADDRESS DETAILS	SHARES ALLOTTED
ANYA E /MISS. ROAD R	156
CQUELINE SUSAN /MRS. LD CLOSE THE GREAT R	52
IAN JAMES /MR. DE CLOSE K R	455
J /MRS. TREET H	65
R /MRS. TON STREET R	26
V /MS. M STREET R	26
SCOTT /MR. DALE	39
ANDREW /MR. OTTAGE BANK VERN	325
COLIN /MR. OOK ROAD AM	234
STEPHANIE JANE /MRS. ND CLOSE FARM R	78

AME & ADDRESS DETAILS	SHARES ALLOTTED
JV /MRS. THORPE CLOSE RSHIRE	78
' ACCOUNTS : 14	1944

)F REPORT *****

Hammam ne

82 5017

02 FEB 14 AM 8:41

Ref: PGC/klf

2 January 2002

Registrar of Companies
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

GUS plc – 146575

I enclose form 288a in respect of a recent appointment to the board of GUS, and would apologise for the slight delay in lodging this document.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year
Date of appointment	10	12	2001
†Date of Birth	20	04	1942

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc: The Honorable

Forename(s): Frank Neil

Surname: Newman

Previous Forename(s): Previous Surname(s):

Usual residential address 712, FIFTH AVENUE

Post town: NEW YORK Postcode: 10019

County / Region: NEW YORK Country: UNITED STATES OF AMERICA

†Nationality: AMERICAN †Business occupation: Investments

Listed †Other directorships (additional space overleaf): Dow Jones + Company, Korea First Bank

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature Frank N Newman Date 10 DECEMBER 01

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed David Morris Date 2 JANUARY 02

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

R. C. COOPER GUS plc
UNIVERSAL HOUSE DEVONSHIRE STREET
MANCHESTER M60 1XA Tel 0161 277 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Exemption No.

82 5017

02 FEB 14 AM 8:52

Ref: PGC/klf

GUS

2 January 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	146575
Company name in full	GUS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	12	2001	18	12	2001

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,630	1,821	17,308
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	384p	612.7p	375.7p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name SEE ATTACHED LIST Address UK Postcode	ORDINARY	2,630
Name / Address CAZENOVE NOMINEES LIMITED 12 TOKENHOUSE YARD LONDON UK Postcode EC2R 7AN	ORDINARY	1,821
Name CAZENOVE NOMINEES LIMITED Address 12 TOKENHOUSE YARD LONDON UK Postcode EC2R 7AN	ORDINARY	13,981
Name MRS ANN MCGREEVY Address 23 ROSEWOOD AVENUE HEATON MERSEY STOCKPORT UK Postcode SK4 2DQ	ORDINARY	3327
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris Date 2 — 1 — 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G COOPER GUS plc UNIVERSAL HOUSE
DEVONSHIRE STREET MANCHESTER M60 1XA
ESP/EX-C/SE/E2888
Tel ~~01903 833406~~ 0161 277 4064
DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 14DEC01 TO 14DEC01

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BEDWELL JD /MRS. 103 DROVERS WAY ASTWOOD FARM WORCESTER WR3 8QN	65
BREMNER SJ /MR. 16 CHETWYND AVENUE EAST BARNET BARNET HERTFORDSHIRE EN4 8NG	36
CALE LANCE CHARLES /MR. 17 LYNN CLOSE LEIGH SINTON MALVERN WORCESTERSHIRE WR13 5DU	23
GOODEY D J /MR. TRELANDS [illegible]RANCOOMBE [illegible]RRANPORTH CORNWALL TR6 0HX	156
GORDON PM /MRS. 16 GIBBS CLOSE LOWER MOOR PERSHORE WORCESTERSHIRE	390
HAYNES ANTONY RICHARD /MR. 39 LINKSVIEW CRESCENT NEWTOWN WORCESTER WR5 1JH	36
HIBBITT D J /MR. THE CHESTNUTS CHURCH LANE HALLOW WORCESTER WR2 6PF	455
HOWARD A D /MRS. SANTIS HOUSE 24 TITHE CLOSE GAZELEY SUFFOLK [illegible]B8 8RS	455
HUDSON MS /MR. 16 LAYCOCK AVENUE ASTON SHEFFIELD SOUTH YORKSHIRE S26 2FU	20
HUGHES ROGER MARK /MR. 4 SURTEES WAY THE SHIRES TOWCESTER NORTHANTS	273
KHAN E /MR. 345 DERBY STREET BOLTON LANCASHIRE BL3 6LR	83
NORMAN LE /MRS. 102 MEADOW ROAD THE MEADOWS DROITWICH WR9 9BZ	13

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
PERRY ROBERT ALLAN /MR. 5 SEVEN ACRES HOME MEADOW WORCESTER WR4 0JD	51
SIMPSON DONNA MARIE /MRS. 49 HAMPDEN CLOSE YATE BRISTOL	31
SQUIBB DAVID J /MR. 86 LINCOLN AVENUE RUSH GREEN ROMFORD ESSEX RM7 0SJ	91
STOCK A J /MR. 2 SUFFOLK WAY THE MEADOWS DROITWICH WORCS	260
STOCKER P /MR. 10 OAK STREET ROMFORD ESSEX RM7 7BS	91
[illegible]TTERSON P /MRS. 42 EAST STREET ARBORETUM WORCESTER	65
WILLIAMS CHRISTOPHER NEIL /MR. 79 BROMWICH ROAD WORCESTER WR2 4AR	36
NUMBER OF ACCOUNTS : 19	2630

*****END OF REPORT *****

EXEMPTION NO
82-5017

02 FEB 14 AM 8:52

cfi SB
SM
GM

10 December, 2001 10/12/01

GUS plc

BOARD APPOINTMENT

GUS plc announces that Frank Newman, Chairman Emeritus of Bankers Trust Corporation, has today joined its Board as a non-executive director.

Sir Victor Blank, Chairman of GUS, commented: "I am delighted that Frank is to join us here at GUS at this exciting time in our development. We are certain that his strong track record and wealth of experience in several multinational corporations will be invaluable to us as we continue to see our businesses grow internationally".

Enquiries:

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

This announcement is also available on the GUS website: www.gusplc.co.uk

Notes to Editors

Mr Newman previously served as Chairman and Chief Executive of both Bankers Trust Corporation and its subsidiary Bankers Trust Company, after joining the firm in 1996 from the United States Treasury Department, where he held the positions of Deputy Secretary and Chief Operating Officer. Prior to this, Mr Newman held a variety of senior management and board positions at BankAmerica and Wells Fargo Bank.

Mr Newman is a director of Dow Jones & Company, Korea First Bank and three internet companies. He also sits on the advisory board of Renault and Nissan and is a member both of the Board of Trustees of the Carnegie Hall Society and the Board of Overseers of Cornell University Weill Medical College.

Exemption No.
82 5017

GUS

Ref: PGC/klf

21 December 2001

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Board Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	467161
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr D Morris, 0161 277 3059

See attached announcement

GUS plc
MR FRANK NEWMAN

On 10 December 2001, the Company announced that Frank Newman had joined its Board as a non-executive director with immediate effect.

Pursuant to paragraph 16.4 of the Listing Rules, the Company now advises that:

a) Mr Newman is a director of Dow Jones & Company and Korea First Bank and a former director of Bankers Trust Corporation and its subsidiary, Bankers Trust Company. He holds no current directorships and has held no past directorships of any publicly quoted companies in the UK.

b) There are no details to be disclosed pursuant to the requirements of paragraphs 6.F.2(b) to 6.F.2(g) of the Listing Rules in respect of Mr Newman.

At his date of appointment Mr Newman held no interests in the ordinary shares of 25p each in the Company.

Exemption No
82 5017

GUS

Ref: PGC/klf

2 January 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

I enclose three Block Listing Returns as follows:-

a) RA/GREAT UNIVERSAL STORES/6 – the final return in respect of this reference.

b) RA/GREAT UNIVERSAL STORES/7 – the first of the six monthly returns under this reference.

c) RA/GREAT UNVERSAL/8 – the first of the six monthly returns under this reference.

I should be grateful if you would arrange for the release of these returns on the Regulatory New Service under numbers 095897, 171289 and 391769. A copy of this letter has been sent to the Listing Application Department.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Encs.

5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 095897

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/6
3.	Period of return:	From 2.7.01 to 1.1.02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	14,503 ORDINARY SHARES
5.	Number of shares issued/alloted under scheme during period:	14,503 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	NIL
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,006,496,102

Contact for queries:

Name: PAUL COOPER

Telephone: 0161 277 4064

Address: UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANYSECRETARY

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

5

AVS No: 171289

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/7
3.	Period of return:	From 22.6.01 to 22.12.01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	300,000 ORDINARY SHARES
5.	Number of shares issued/alloted under scheme during period:	~~7,573~~ ORDINARY SHARES 10,603
6.	Balance under scheme not yet issued/allotted at end of period	~~292,427~~ ORDINARY SHARES 289397
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,006,496,102

Contact for queries:

Name: PAUL COOPER

Telephone: 0161 277 4064

Address: UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 391769

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/8
3.	Period of return:	From 25.6.01 to 25.12.01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	300,000 ORDINARY SHARES
5.	Number of shares issued/alloted under scheme during period:	35,638 ORDINARYSHARES 107,007
6.	Balance under scheme not yet issued/allotted at end of period	264,362 ORDINARY SHARES 192,993
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,006,496,102

Contact for queries:

Name: PAUL COOPER

Telephone: 0161 277 4064

Address: UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER